UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1 )*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

292052107

(CUSIP Number)

Daniel S. Sternberg, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza
New York, NY 10006

212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292052107

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kien Huat Realty III Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 34,506,040
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 34,506,040
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,506,040
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14		TYPE OF REPORTING PERSON CO

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CUSIP No. 292052107

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lim Kok Thay
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 34,506,040
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 34,506,040
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,506,040
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14		TYPE OF REPORTING PERSON IN

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This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by Kien Huat Realty III Limited (“Kien Huat ”) and Lim Kok Thay (“Mr. Lim” and, together with Kien Huat, the “Reporting Persons”) with the Securities and Exchange Commission on August 27, 2009 (the “Schedule 13D”), relating to the common stock, par value $.01 per share (the “Common Stock”) of Empire Resorts, Inc. (the “Issuer”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 3, 4, 5, 6 and 7 are hereby amended and supplemented to add the following:

Item 3. Source and Amount of Funds or Other Consideration

As more fully described below, pursuant to the Investment Agreement, on November 12, 2009, Kien Huat purchased an additional 27,701,852 shares of Common Stock for an aggregate purchase price of $44 million in cash. The funds used by Kien Huat to purchase these shares of Common Stock were obtained as contributions from Golden Hope Unit Trust, an affiliate described in the Schedule 13D.

Item 4. Purpose of Transaction

On November 10, 2009, the Stockholder Meeting previously described in the Schedule 13D was held and the stockholders of the Issuer approved, among other things, the issuance of Common Stock to Kien Huat contemplated by the Investment Agreement. Following this approval, the Subsequent Closing occurred on November 12, 2009, and Kien Huat acquired the additional 27,701,852 shares of Common Stock called for by the Investment Agreement for additional consideration of $44 million.

Item 5. Interest in Securities of the Issuer

(a-b)       On November 12, 2009, pursuant to the terms of the Investment Agreement, the Issuer issued to the Reporting Persons 27,701,852 shares of Common Stock. Together with the Common Stock received in the First Tranche, as of the date hereof, the Reporting Persons may be deemed to share beneficial ownership of 34,506,040 shares of Common Stock, representing approximately 50.2% of the outstanding Common Stock (based on 68,755,785 shares of Common Stock outstanding, consisting of the 41,053,933 shares reported to be outstanding as of the close of business on November 5, 2009 by the Issuer in its quarterly report on Form 10-Q filed on November 6, 2009 and the 27,701,852 newly issued shares in the Second Tranche). The 34,506,040 shares of Common Stock beneficially owned by the Reporting Persons represents less than 50% of the voting power of the voting securities of the Issuer.

In connection with the matters approved at the Stockholder Meeting, grants of options to Mr. Au, a director of the Issuer who serves on the Board at the recommendation of Kien Huat pursuant to the Investment Agreement, became effective. The Reporting Persons disclaim beneficial ownership of any shares of Common Stock beneficially owned by the Board Representatives.

Except as specifically set forth herein, neither of the Reporting Persons beneficially owns any shares of Common Stock, and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I to the Schedule 13D beneficially own any shares of Common Stock.

(c)           Except as specifically described herein, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person set forth on Schedule I to the Schedule 13D has effected any transactions in the shares of Common Stock during the sixty-day period prior to the date hereof.

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Item 6.  Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

As previously disclosed, under the Investment Agreement, if any option or warrant outstanding as of the Subsequent Closing (or, in limited circumstances, if issued after the Subsequent Closing) is exercised after the Subsequent Closing, Kien Huat shall have the right (following notice of such exercise) to purchase an equal number of additional shares of Common Stock as are issued upon such exercise at the exercise price for the applicable option or warrant (the “Matching Rights”). On September 24, 2009, Kien Huat entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”) with Colin Au to assign to Mr. Au all right, title and interest to its Matching Rights with respect to the purchase of up to 250,000 shares of Common Stock in respect of options held by Mr. Joseph Bernstein to purchase 250,000 shares Common Stock with an exercise price of $1.14 and a date of issuance of April 27, 2009.

The foregoing description of the Assignment and Assumption Agreement is subject to, and qualified in its entirety by, the full text of the Assignment and Assumption Agreement, which is filed as Exhibit 6 to this Amendment and is incorporated herein by reference.

On September 30, 2009, Kien Huat entered into an amendment to the Investment Agreement to clarify that the Matching Rights were intended to, and to, extend to options and warrants exercised between the Initial Closing and the Subsequent Closing. The Issuer will give Kien Huat notice of any options and warrants so exercised and Kien Huat will determine whether to exercise its Matching Rights with respect to such options and warrants in accordance with the Investment Agreement, as so amended. The foregoing description of the amendment to the Investment Agreement is subject to, and qualified in its entirety by, the full text of the amendment to the Investment Agreement, which is filed as Exhibit 7 to this Amendment and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 6	Assignment and Assumption Agreement, dated as of September 24, 2009 by and between Kien Huat and Colin Au.
Exhibit 7

First Amendment and Clarification to the Investment Agreement, dated as of September 30, 2009, between the Issuer and Kien Huat (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 5, 2009).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2009

Kien Huat Realty III Limited

By: /s/ Gerard Lim
Name: Gerard Lim Title: Authorized Signatory

/s/ Lim Kok Thay
Lim Kok Thay

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